EXHIBIT 12
JOHNSON & JOHNSON AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$20,563	$15,471	$13,775	$12,361	$16,947
Fixed Charges, less Capitalized Interest	647	603	657	675	555
Total Earnings as Defined	$21,210	$16,074	$14,432	$13,036	$17,502
Fixed Charges:
Estimated Interest Portion of Rent Expense	114	121	125	104	100
Interest Expense before Capitalization of Interest	648	587	647	655	528
Total Fixed Charges	$762	$708	$772	$759	$628
Ratio of Earnings to Fixed Charges	27.83	22.70	18.69	17.18	27.87
_______________________________________

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.